Annual General Meeting of ChinaEdu Corporation

Date: September 1, 2011
See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use dark black pencil or pen only

	For	Against	Abstain
1. To re-elect Min Fan as director to serve in accordance with the Articles of Association of the Company;	☐	☐	☐
2. To approve the annual report, directors' report and auditor's report for the period ended December 31, 2010;	☐	☐	☐
3. To appoint Deloitte Touche Tohmatsu CPA Ltd. as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2011 and to authorize the Directors to fix their remuneration; and	☐	☐	☐
5. To transact such other business as may properly come before the Annual General Meeting or any adjournment or postponement of the meeting.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here	Please Date Above
Please Sign Here	Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of ChinaEdu Corporation
to be held September 1, 2011
For Holders as of July 25, 2011

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, Eastern Time August 26, 2011.

PROXY TABULATOR FOR
CHINAEDU CORPORATION
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

CHINAEDU CORPORATION

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 p.m. New York City time on August 26, 2011)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of ChinaEdu Corporation registered in the name of the undersigned on the books of the Depositary as of the close of business on July 25, 2011 at the Annual General Meeting of the Shareholders of ChinaEdu to be held at the conference center located at 4th Floor A, GeHua Building No. 1, Qinglong Hutong, Dongcheng District Beijing People's Republic of China 100007 at 10:00 a.m. Beijing time, on September 1, 2011.

NOTE:

1. **Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned, but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
CHINAEDU CORPORATION
P.O. BOX 8016
CARY, NC 27512-9903